# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 02/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001999371-26-002511
Filed by CIK 0001920194
Persons authorized to receive notices and communications: Tice Brown, PO Box 20907, New York, New York (NY), 10009, (917) 232-9377

## Reporting persons
- Brown, Tice (CIK 0001920194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,242,022; shared voting power 0; sole dispositive power 3,242,022; shared dispositive power 0; aggregate amount beneficially owned 3,242,022 (9.8% of the class)
  Comment: The aggregate beneficial ownership includes 580,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class is calculated based on 32,955,589 shares of Common Stock outstanding as of February 23, 2026, as reported by the Issuer in a Press Release dated February 23, 2026.
- Woodmont Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,721,128; shared voting power 0; sole dispositive power 2,721,128; shared dispositive power 0; aggregate amount beneficially owned 2,721,128 (8.3% of the class)
  Comment: The aggregate beneficial ownership includes 580,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class is calculated based on 32,955,589 shares of Common Stock outstanding as of February 23, 2026, as reported by the Issuer in a Press Release dated February 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on February 3, 2026, (the "Schedule 13D") relating to the shares of common stock, $0.00001 par value per share (the "Shares"), of Empery Digital Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by Woodmont Investing LLC were purchased with working capital. The aggregate purchase price of the Shares owned directly by Woodmont Investing LLC is approximately $14,131,839.77 including brokerage commissions. Tice Brown acquired all of his securities of the Issuer through open market transactions using his personal assets, and the aggregate purchase price of the Shares owned directly by Tice Brown, or through his Roth IRA, is $3,403,102.83.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 23, 2026, Tice P. Brown delivered a letter to the Issuer's Board of Directors (the "Board"), attached hereto as Exhibit 99.1 (the "Board Letter"), regarding a proposal from Issuer management to purchase the Reporting Persons' shares for a purchase price equal to 100% of mNAV. The Issuer's draft stock purchase agreement contains standstill covenants for the Reporting Persons in connection with the repurchase.

In addition, in the Board Letter Tice P. Brown reiterated his demand for (i) the immediate resignation of Chief Executive Officer Ryan Lane, (ii) the replacement of the Board, and (iii) the immediate sale of all bitcoin with proceeds returned to shareholders without delay.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 32,955,589 Shares outstanding as of February 23, 2026, which is the difference obtained by subtracting (i) 870,240 pre-funded warrants reported as potentially exercisable in the Company's Press Release dated February 23, 2026 (the "Press Release"), from (ii) the 33,825,829 Shares outstanding as of February 23, 2026, as disclosed in the Press Release.

2,721,128 of the 3,242,022 shares of Common Stock reported are held in Woodmont Investing LLC, a single member LLC wholly owned by Tice P. Brown, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

320,000 of the 3,242,022 shares of Common Stock reported are held in Tice P. Brown's Roth IRA, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

200,894 of the 3,242,022 shares of Common Stock reported are owned by Tice P. Brown directly.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons since the filing of the initial Schedule 13D are set forth in Exhibit 99.2 and are incorporated herein by reference. All such transactions were effected in the open market unless otherwise indicated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Letter to the Board of Directors, dated February 23, 2026.
99.2 - Transactions in the Securities of the Issuer.

## Signatures
- Brown, Tice: /s/ Tice P. Brown, Tice P. Brown (02/23/2026)
- Woodmont Investing LLC: /s/ Tice P. Brown, Tice P. Brown / Managing Member (02/23/2026)